MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the interim financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the quarter ended March 31, 2008 and the year ended December 31, 2008 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of May 9, 2008.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward-looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This management discussion and analysis uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This management discussion and analysis uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2 Overview

Great Basin Gold Limited ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on two advanced stage projects: Hollister Development Block (“HDB”) Project, which covers about 5% of the Hollister Property on the Carlin Trend in Nevada, USA and the Burnstone Gold Project in the Witwatersrand goldfields in South Africa.

The main activities by the Company in the quarter ended March 31, 2008 were:

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

Hollister Property

  Continuation of the development of the HDB, making progress with permits and completing a further 6,253 ft (1,906 m) pre-development, totaling 19,253 ft (5,868 m) for the project to date.

  Continuation of infrastructure establishment.

Burnstone Property

  Completion of 4,852 ft (1,479 m) of the 7,590 ft (2,314 m) planned length of the underground decline at Burnstone. Total length achieved so far, including all secondary pre-development, is 5,988 ft (1,825 m)). The reef will be intercepted at 7,040 ft (2,146 m).

Corporate

  Completion of the appointment of senior management at both Hollister and Burnstone operations.

  Successful closing of the agreement it entered into on February 14, 2008 to acquire the remaining 63% of the fully diluted equity shares of Rusaf Gold Limited (‘Rusaf’), for a total consideration of $14.4 million payable in approximately 4.9 million Great Basin common shares (‘the acquisition”) on April 7, 2008. The exchange ratio for the acquisition was one Great Basin share for every 4.5 Rusaf shares.

During the remainder of the 2008 financial year the Company will continue looking at other ways to expand the asset and production base of the company.

The Company also expects to reach the following development milestones at Hollister and Burnstone:

  At Hollister, production is expected to begin during the second quarter. Under current permitting, production is limited to 120,000 oz over a period of 5 years; 80,000 oz are expected to be produced in 2008.

  At Burnstone, current permitting allows for the completion of the bulk sample and proceeding to the next stage of development inclusive of the sinking of a second outlet in the form of a vertical shaft. Full commercial production is, however, subject to the granting of a mining right by the South African Department of Minerals and Energy. The application for the mining right was submitted in September 2007 and accepted by the DME. The processing and approval of an application for a mining right by the DME generally takes approximately 12 months to complete.

1.2.1 Hollister Property, Nevada, USA

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 80 km (50 mi) from Elko, Nevada. Great Basin’s exploration efforts at Hollister from 1997-2001 resulted in the discovery and delineation of several high-grade gold-silver vein systems on the HDB. The main vein systems are called the Clementine, Gwenivere and South Gwenivere.

Appointment of the Senior Management Team has been completed and the continued development of the

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

project is progressing well. The Company has obtained a permit for a second decline and an escape raise. The escape raise will serve as a second outlet and is a prerequisite for the commissioning of stoping activities. Development is continuing and the development of the escape raise has commenced.

Underground Drilling

The 50,000 ft (15,244 m) Phase one drilling program carried out for the 2007 Feasibility Study tested to an average depth of only 500 ft (150 m) below the upper contact of the Ordovician host rocks of the veins systems.

Drilling in Phase two intersected mineralization at an approximate depth of 920 ft (280 m) below the contact. Follow up drilling tested further at depth and also parallel veins and lateral extensions to the known vein systems.

The Company initiated further drilling programs in the fourth quarter of 2007 to confirm and expand on the good results achieved.

  A further 29,000 ft (8,800 m) of in-fill drilling from underground will target areas mainly within the currently delineated Gwenivere and Clementine vein structures, to boost the increase in resources and the confidence of the mineral resources; and

  An additional 58,000 ft (17,700 m) underground drilling is designed to rapidly test the depth extension of the known resources and to bring any new resources to as high a confidence level as possible. Currently mineralization has only been outlined to an average depth of approximately 200 meters below the Ordovician unconformity.

Surface Drilling

Surface exploration has been testing targets defined by historical drilling as well as more recent geophysical resistivity surveys. Results from the surface exploration are confirming the prospectivity of the entire Hollister property.

Additional surface exploration commenced during the fourth quarter of 2007, encompassing 78,000 ft (23,800 m) of drilling, mainly testing anomalous zones defined by historical drill data within an approximate 1 mile (1.6 km) radius of the current underground infrastructure. These areas are located in the Hatter Zone to the east of the current decline infrastructure, where a number of historical drill-defined anomalies still remain to be tested.

Remainder of fiscal 2008

The Company will continue with the development and delivery of the Hollister Project, which is planned to produce some 80 000 gold equivalent ounces in 2008. Actual development activities are well underway to achieve this under the terms of the existing state and federal permits.

1.2.2 Burnstone Property, Mpumalanga Province, South Africa

The Burnstone Property is in the South Rand area of the Witwatersrand goldfields located approximately

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

50 mi (80 km) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines.

Property acquisition

The Company concluded a Subscription and Acquisition Agreement with Tranter Gold (Proprietary) Limited (“Tranter Gold”) on August 8, 2007.

Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”), a subsidiary of Tranter Gold, subscribed for 812 new ordinary shares in Southgold Exploration (Proprietary) Limited (“Southgold”), a wholly-owned subsidiary of Great Basin, for a purchase consideration of $38 million (R260 million) in cash, which, following the issue and allotment of the new Southgold shares, constituted 26% of the entire issued share capital of Southgold. Following the implementation of the Southgold subscription, Great Basin purchased the new Southgold shares from Tranter Burnstone in exchange for the issue by Great Basin Gold Ltd of 19,938,650 new common shares in Great Basin to Tranter Burnstone. There is an agreed lock-up period of at least 3 years during which the shares cannot be traded.

The issue and allotment of the new Great Basin shares, constitutes approximately 9.3% of the issued share capital of Great Basin on a fully diluted basis. The purchase consideration paid by Tranter Burnstone is $38 million (R260 million) and the transaction also effectively settles the net smelter royalty that Gold Fields Ltd held over the Burnstone Project.

The Subscription and Acquisition Agreement closed on October 1, 2007 and Great Basin thereby complied with the provisions of section 22 of the Mineral and Petroleum Resources Development Act, 2002, which requires a certain percentage of BEE ownership of a Company. This enabled the company to submit its application for the Mining Rights over the Burnstone Project.

The Department of Minerals and Energy acknowledged receipt of the application for a mining right and the processing thereof is underway.

On March 10, 2008, Great Basin announced that the South African Department of Minerals and Energy (‘DME’) had approved an amended environmental management plan (‘EMP’) for the sinking of the vertical shaft at its Burnstone development project.

The amended EMP addressed the environmental management in respect to:

1.	The original bulk sampling activities;

2.

The sinking of a second outlet in the form of a vertical shaft that will be used for safety only until the mining right application, submitted in September 2007, has been successfully processed and granted; and

3.	The crushing of waste rock from the development of the prospecting decline and the second outlet.

In addition, the DME granted written approval for the taking of a bulk sample in terms of Section 20 of the Mineral and Petroleum Resources Development Act, 2002 (‘MPDRA’), thereby replacing the current old order approval that was granted in terms of the Minerals Act, 1991. The Section 20 approval completed the requirements to proceed with the first phase of the Burnstone development project and has been included in the application for a mining right.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

Underground Development

The first of a two-stage underground access development program began in July 2006. Work is ongoing; to the end of this quarter approximately 4,852 ft (1,479 m) of the planned 7,590 ft (2,314 m) of decline development were completed. Once completed, a bulk sampling of 26,000 tons is planned. The phase one program (bulk sampling) is scheduled for completion in the second half of 2008.

Optimization of Feasibility Study

Since the initial feasibility report filed in May 2006, additional surface exploration drilling and mine planning took place that included Area 2 and an expanded Area 1 in the mine plan. These additions increased the available ounces of gold from the proven and probable reserves by 46%, from 2.4 million ounces to 3.5 million ounces.

The results of the Optimized Feasibility Study were announced in June 2007 (details are provided in the Company’s Q3 and year end materials for fiscal 2007). In the Optimization study, Area 1 was reevaluated, the mine design was improved and proven technology incorporated. This mining region is planned to be accessed through a single decline for personnel and equipment with a vertical shaft with a depth of 1,625 ft (495 m) being used for the hoisting of ore and waste. The Area 2 will be accessed through a twin decline for personnel and equipment as well as the extraction of ore and waste. The two operations are in close proximity and will share surface infrastructure, systems and business services. Under the optimized scenario, the annual production rate is increased by 19% to 254,000 ounces.

Surface Drilling

In February 2008, the mineral resources were updated based on work in 2007 and a database of 245 holes. Although the undiluted average grade has decreased by 16% to 6.9 g/t, total contained gold in the measured and indicated resources has increased by 41% to approximately 11 million ounces. At the cutoff grade of 400 cmg/t gold (the equivalent of 4 g/t over 1 m) highlighted below, 3.2 million ounces of gold have been added to the total measured and indicated resources (an increase of 41%) and approximately 2.0 million ounces have been added to the inferred resources (an increase of 486%).

BURNSTONE GOLD PROJECT MINERAL RESOURCES[1] – JANUARY 2008
Category	Cut-off (cmg/t)	Tonnes (millions)	Grade (g/t)	Contained Gold[2] (ounces)
Measured	350	39.0	7.56	9,474,000
	400	33.8	7.80	8,484,000
Indicated	350	15.7	4.95	2,503,000
	400	15.1	4.89	2,372,000
Measured & Indicated	350	54.7	6.81	11,977,200
	400	48.9	6.90	10,856,000
Inferred	350	18.6	4.42	2,642,000
	400	17.0	4.37	2,394,000

Notes to table:
(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2) Metallurgical recoveries are assumed to be 100%.

The estimates were done using a geostatistical method by Deon van den Heever, Pr.Sci.Nat., of Geologix Mineral Resource Consultants (Pty) Ltd., an independent Qualified Person as defined by National Instrument 43-101.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

Additional drilling is currently underway within and southwest of Area 1, in what is referred to as Area 4, to expand the known resources and identify new areas of interest. Approximately 49,200 ft (15,000 m) are planned in drill holes at 1,970 ft (600 m) spacing in Area 4 alone, at an estimated cost of $2.4 million (ZAR15 million). The planned program has commenced and to the end of the first quarter of 2008, 22,353 ft (6,815 m) had been drilled.

Remainder of fiscal 2008

At Burnstone the Company plans to develop the decline to the position where the first reef drive will be established to commence with the 26,000 ton bulk sample in the second part of the year. In addition, while the development of the decline is expected to continue to shaft position, the shaft sinking contractor will continue with site establishment with the objective of sinking the shaft down to 501 m below surface. The Company also plans to commence with the refurbishment of the metallurgical plant which was purchased in 2007.

Exploration will continue at Burnstone, the focus being Area 4 which is adjacent to Area 1.The plan is to increase the resource of the Burnstone Project area.

1.2.3 Ganes Creek Property, Alaska, USA

Agreement

Great Basin signed an agreement, effective November 14, 2007, whereby it will earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property (the “Property”) in Alaska by expending a total of US$3 million over a period of 3 years. The Ganes Creek Property is held by CW Properties LLC (“CWM”), based in Talkeetna, Alaska, USA. Pursuant to the agreement 10,000 Great Basin common shares and a payment of US$40,000 was made to CW Properties LLC during the first quarter of 2008.

. The Company can also increase its interest at a production decision by purchasing the remaining 20% in the Property at fair market value should CWM not wish to participate in any development costs. CWM would retain a 2% Net Smelter Royalty of which 1% could be purchased by Great Basin for US$2 million.

Property Activities

The Ganes Creek Property is located in Alaska, 440 km northwest of Anchorage and 40 km northwest of McGrath. The property is situated in the Tintina Gold Belt, which hosts the 20 million ounce Donlin Creek Project, located some 110 km to the northeast and held by NovaGold Resources and Barrick Gold. The mineral rights held by CWM at Ganes Creek total 15,402 acres, comprising thirty-nine 40-acre state claims, seventy 160-acre state claims and fourteen federal patents, containing 90 patented claims with a total area of 2,628 acres.

The Ganes Creek Project occupies the western portion of a 19 km long trend of gold anomalies, hard rock prospects and placer deposits along the Yankee-Ganes Creek fault zone. The Yankee-Ganes Creek fault is sub-parallel to the major transcurrent Nixon-Iditarod fault. Regional geologic mapping has identified the eastern Innoko district (including Ganes Creek Project) as the structurally offset, northern extension of the Donlin trend of deposits and gold prospects. The Donlin trend is truncated by the Iditarod fault zone some

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

80 miles (130 km) to the southwest of the Ganes Creek Property.

Historical work on the property has identified intrusive-related gold showings as well as high grade shear-and vein-associated gold occurrences. Numerous showings are proximal to the regional Yankee-Ganes Creek fault, close to the eastern boundary of the property. Unverified historical production at the Independence Mine in the same area was reported to be 500 ounces gold at an average grade of 1 ounce gold per ton.

During the 2007 field season approximately 9,711 linear metres of exploration trenches were built. These trenches were constructed primarily on existing roads, trails, and ridges. Towards the end of the season, definition trenches followed up on prospective areas located subsequent to initial exploration trenches.

Approximately 1,685 rock samples were taken from exploration trenches. Trenches constructed in September at Breccia Ridge and the Spaulding Spur road (~4,509 ft (1,228 m)) were not sampled due to time constraints and left open to be sampled in the 2008 field season.

A majority of these rock samples were taken as continuous chip samples from newly exposed bedrock along trench walls and road bases. Continuous chip samples ranged from 1 to 4 m in length and were sampled according to lithologic control. Select samples of quartz veins, distinct alteration and mineralization were included within the chip sample stream. Trenches and samples were photographed and have been catalogued in the computer database.

All rock samples were sent to Alaska Assay Labs located in Fairbanks Alaska from which results are being expected during the second quarter of 2008.

1.2.4 Tsetsera Property, Mozambique

Agreement

The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

The Company will have an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

Should any financing be required for the conducting of any mining activities, each of the parties shall contribute to such financing needs in proportion to their interests in the JV. Should GSR not be in a position to contribute such financing required by the JV in respect of any property or project, Great Basin shall have the right of first refusal to buy GSR’s remaining 20% share.

The consideration payable in respect of the 20% share will be settled in either cash or Great Basin shares and the value will be based on resources reported at that time and valued at fair market price. GSR however will retain a 3% Net Smelter Royalty.

The Company will manage the JV and will be responsible for the day to day management of the exploration and other activities to be conducted.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

Property Activities

GSR currently owns the 17 square km Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisinal miners have exposed over 985 ft (300 m) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments). Rock samples taken during a field visit returned gold assay values between 0.22 g/t and 26.8 g/t from grab samples, and a chip sample across a 60 cm quartz vein returned 5.6 g/t Au. No other work has been completed on the property.

Field work started in July 2007 on the ground in Mozambique. Mapping and sampling of the surface exposures commenced and a total of 17.5 line km have been mapped. A shear zone hosting the surface quartz vein showing was mapped out over a strike length of 2.5 km.

Abundant inactive local workings were identified during the mapping. At least 4 steeply dipping quartz veins were identified and mapped out over 2,625 – 5,250 ft (800-1600 m) strike length that varies in width from 20 cm to greater than 50cm. Representative samples were taken of the veins and assay results are pending.

A total of 25.6 line km have been cut and cleared in anticipation of geophysical surveys. Soil sampling at 200 m x 25 m centres will be completed along the same cut lines. Forty-four rock samples have been taken from the surface. All samples are being sent to ALS Chemex Labs in Johannesburg, RSA for analysis.

1.2.5 Rusaf Gold Limited, Tanzania

The Company acquired the remaining 67% of Rusaf for a total consideration of $14.4 million, payable in approximately 4.9 million Great Basin common shares during the quarter.

The exchange ratio applied was 1 (one) Great Basin share for every 4.5 (four and a half) Rusaf shares. The acquisition terms also provide for additional Great Basin shares to be issued in the first 3 years from closing, contingent upon gold discoveries involving more than 500,000 ounces on certain mineral prospects currently held by Rusaf. In the event of such discoveries, Great Basin will issue shares valued at the higher of current or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces (including equivalent metals) at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 g/t or 0.04 oz/ton). Great Basin has also agreed to spend between $7 million and $20 million in exploring Rusaf's properties during this period depending on independent advice as to the likelihood of exploration success. This acquisition of the remaining Rusaf shares was subject to the approval of Rusaf shareholders, certain judicial orders, as well as Toronto Stock Exchange, AMEX and JSE approvals.

The Rusaf transaction closed on April 1, 2008 after all the conditions precedent was fulfilled.

Property Activities

Currently Rusaf is pursuing an extensive exploration program in Tanzania and the island of Kurils. In Tanzania the exploration program consists of three regional exploration programs in the following regions:

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

  Lake Victoria (North-West), where apart from several early stage exploration activities the company is also doing extensive drilling on two deposits with the objective of advancing both these projects to measured and indicated status by the end of 2008.
  Lupa (South-West), where the Nkolwisi project is currently subjected to an extensive drilling program also with the objective to bring this to an measured and indicated level by the end of 2008. Several other exploration programs are also underway and it is expected that these will produce at least two new drill targets by the end of Q3 2008.
  Kikugwe (Central South), where no exploration activities were planned until April 2008. This program is currently being mobilized and consists of an extensive aircore drill program and various soil sampling programs.

Exploration on the island of Kurils will for the greater part of 2008 focus on an intensive drill program aimed at bring the main project area to measured and indicated status.

1.2.6 Kryso Resources Plc

Agreement

In December 2006, the Company entered into a share purchase agreement to acquire common shares of Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia. Kryso is a publicly traded company on the AIM market of the London Stock Exchange. Pursuant to the share purchase agreement, the Company acquired approximately 15% of the equity in Kryso with the subscription of 10,000,000 shares at 10 pence per share for a total payment of GBP1 million ($2,274,649).

On July 11, 2007 the Company received 5,000,000 warrants from Kryso. The warrants are exercisable at a price of 15 pence for a common share of Kryso over two years. The exercise of the warrants required the approval of Kryso’s shareholders which was obtained at their shareholders meeting.

On October 2, 2007 the Company acquired an additional 1,908,429 shares in terms of a public placement undertaken by Kryso. This ensured that the company maintained its 15% shareholding in the issued share capital of Kryso. The shares were issued at 11.5 pence per share and the total consideration of GBP219,469 ($448,266) was settled in cash.

1.2.7 Market Trends

Gold prices have been increasing for more than three years. The gold price averaged approximately $695/oz in 2007. Prices have continued to be strong in 2008, averaging $924/oz to April 15. Gold prices are forecast to show continued strength over the medium to long term. The silver price has also increased since 2004 from an average of $6.69/oz in 2004 to $13.38 in 2007. Silver prices continue to follow gold, averaging US$17.61/oz to April 15, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

1.3 Selected Annual Information

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the years ended
	December 31	December 31	December 31
	2007	2006	2005

Current assets	$84,353	$35,158	$17,990
Mineral properties	218,414	110,910	98,630
Other assets	26,546	3,851	69
Total assets	329,313	149,919	116,689

Current liabilities	6,121	1,331	700
Future income taxes and other liabilities	35,400	19,242	19,364
Shareholders’ equity	287,792	129,346	96,625
Total liabilities and shareholders’ equity	329,313	149,919	116,689

Working capital[1]	78,232	33,827	17,290

Expenses (income)

Exploration and pre-development	42,045	8,007	3,885
Accretion of reclamation obligation	37	–	–
Conference and travel	1,475	1,076	336
Foreign exchange loss (gain)	2,533	(1,855)	(3,114)
Other income – proceeds from bulk sample	(2,696)	–	–
Interest and other income	(3,726)	(1,278)	(480)
Legal, accounting and audit	1,236	541	503
Office and administration	17,655	7,249	1,698
Shareholder communications	432	337	284
Trust and filing	360	234	86
(Gain) loss on disposal of fixed assets	(993)	1	–
Loss before the under noted and income taxes	58,358	14,311	3,198
Loss from associate	796	–	–
Fair value financial instruments held-for-trading received	(937)	–	–
Fair value financial instruments held-for-trading	104	–	–
(Gain) loss on sale of investments	–	(112)	193
Mark-to-market adjustment on investments	–	(212)	166
Loss before income taxes	58,321	13,988	3,557
Future income tax recovery	(7,153)	(2,372)	(1,993)
Loss for the year	$51,168	$11,616	$1,564

Basic and diluted loss per share	$0.31	$0.11	$0.02

Weighted average number of common shares
outstanding	166,098,884	104,514,077	91,908,700

1 Working capital refers to the net amount available after current liabilities are netted against current assets and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

1.4 Summary of Quarterly Results

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2008	2007	2007	2007	2007	2006	2006	2006
Current assets	61,292	84,353	74,871	102,735	30,768	35,158	39,989	42,570
Mineral properties	218,485	218,414	203,838	203,796	110,910	110,910	110,910	98,630
Other assets	32,993	26,546	25,796	10,290	4,238	3,851	1,408	141
Total assets	312,770	329,313	304,505	316,821	145,916	149,919	152,307	141,341

Current liabilities	7,895	6,121	3,158	3,048	3,307	1,331	1,064	965
Future income taxes and other
Liabilities	31,248	35,400	36,311	38,325	17,255	19,242	15,355	14,675
Shareholders’ equity	273,627	287,792	265,036	275,448	125,354	129,346	135,888	125,701
Total liabilities and
shareholders’ equity	312,770	329,313	304,505	316,821	145,916	149,919	152,307	141,341

Working capital[1]	53,397	78,232	71,713	99,687	27,461	33,827	38,925	41,605

Expenses (income)
Exploration & pre-
development	13,209	17,650	9,394	9,891	5,110	4,087	2,320	960
Accretion cost - ARO	17	8	9	10	10	-	-	-
Amortization	-	-	-	-	-	(15)	8	6
Conference and travel	376	399	596	264	216	406	169	302
Foreign exchange loss (gain)	2,582	46	2,397	623	(533)	750	(480)	(2,706)
Other income – proceeds from
bulk sample	-	(391)	(1,094)	(1,211)	-	-	-	-
Interest and other income	(1,176)	(1,603)	(971)	(800)	(352)	(412)	(467)	(254)
Legal, accounting and audit	254	527	263	297	149	176	131	128
Office and administration	4,337	6,575	4,550	4,526	2,004	1,914	2,029	2,272
Shareholder communications	148	128	158	85	61	75	64	109
Trust and filing	230	82	64	121	93	130	7	11
Loss (profit) on fixed assets	-	1	(994)	-	-	1	-	-
Loss before under noted and
taxes	19,977	23,422	14,372	13,806	6,758	7,111	3,781	828
Loss from associate	351	459	337[2]	-	-	-	-	-
Fair value financial instruments
held-for-trading received	-	(937)	-	-	-	-	-	-
Unrealized loss held-for-trading
financial instruments	184	104	-	-	-	-	-	-
Profit on sale of investments	-	-	-	-	-	(1)	(35)	(76)
Mark-to-market adjustments	-	-	-	-	-	1	-	(11)

Loss before taxes	20,512	23,048	14,709[2]	13,806	6,758	7,112	3,746	741
Future income tax (recovery)
expense	(3,500)	(4,110)	(945)	(850)	(1,248)	1,326	(1,718)	(1,980)
Loss (income) for the period	17,012	18,938	13,764[2]	12,956	5,510	8,438	2,028	(1,239)
Basic and diluted loss (income)
per share	$0.08	$0.10	$0.08	$0.08	$0.05	$0.07	$0.02	$(0.01)
Weighted average number of
common shares outstanding
(thousands)	203,902	202,635	180,963	166,044	113,610	112,967	111,308	99,627

1 Working capital refers to the net amount available after current liabilities are netted against current assets and is considered a non-GAAP measure.
2 Loss from associate for the quarter ended September 30, 2007 was revised to provide for information which became available subsequent to date of filing.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

1.5 Results of Operations

For the quarter ended March 31, 2008, the Group incurred a loss of $17,012,569 as compared to a loss of $5,509,706 in the 1st quarter of 2007. The increase in the loss is due mainly to higher exploration and pre-development costs incurred as a result of the Group purchasing Hecla Mining Company’s (“Hecla”) 50% earn-in rights in the Hollister Development Block (“HDB”) project in April 2007. Subsequent to this date, the Company incurred 100% of the costs with regard to the development of HDB.

a)	Exploration and pre-development costs

The increased expenditure at HDB as well as the additional pre-development and exploration activities at the Burnstone project increased the total exploration and pre-development costs to $13,208,533 compared to $5,109,551 in 2007.

Exploration costs decreased to $814,398 (2007 - $844,299) for the Burnstone Property, mainly due to the increase in drilling activities during the year.

At the Hollister Property, exploration costs increased to $1,841,595 (2007 - $303,878). The major contributors to this increase relate to $1,109,880 for drilling (2007 – $162,129),

The increase in pre-development cost incurred during the year at the Hollister Property are mainly due to the increase in operational costs (2008 - $1,527,217, 2007 – nil) incurred as a result of the increase in activities.

Pre-development costs at the Burnstone Property are predominantly for the construction of the decline, including surface infrastructure for the bulk sampling program and future mining activities. For the quarter ended March 31, 2008, total costs incurred for the bulk sampling program amounted to $760,766 (2007 - $1,257,344) Surface infrastructure of $716,202 (2007 - nil) and underground infrastructure of $1,598,282 (2007 - nil) were developed for future mining activities and to support the sinking of the vertical shaft that commenced during the quarter. $1,362,987 was incurred during the quarter on planning and preparation activities for the vertical shaft.

In addition to activities at Burnstone and Hollister, a further $395,858 (2007 – $57,724) was incurred on other exploration activities. Costs were mainly incurred during the exploration in Alaska (Ganes Creek) and Mozambique (Tsetsera project). Other costs were in respect to the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR which are outlying portions within the greater option area of the Burnstone Property.

b)	Foreign exchange

The $533,197 foreign exchange gain recognized in quarter 1 of 2007 turned around to a foreign exchange loss of $2,582,003 in 2008 due to a weaker South African Rand vis-à-vis the Canadian Dollar.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

c)	Interest received and other income

Interest income and other income increased to $1,175,997 in 2008 (2007 - $351,940) mainly due to the impact of higher cash balances on hand after the capital raising in June 2007 as well as the increase in the South African interest rate since March 2007.

d)	Office and administration

Office and administration costs increased to $4,337,076 in 2008 compared to $2,004,830 in 2007, mainly due to additional administrative activities required to support the increased exploration and development activities at Burnstone as well as the management of the Nevada operations taken over from Hecla. In addition the Company increased its staff compliment since the third quarter of 2006, including executive personnel in its offices in Johannesburg, South Africa. The increase in staff also had the result that the Company recognized $1,380,007 in stock-based compensation expense during 2008 compared to $753,768 in the first quarter of 2007.

e)	Loss from associate

The Company acquired a 37% share in Rusaf Gold Limited (“Rusaf”) in July 2007, resulting in a loss from associate of $351,446 being recognized for the quarter.

f)	Fair value adjustment on financial instruments held-for-trading

The Company was awarded 5,000,000 warrants to subscribe to ordinary shares in Kryso Resources Plc. on July 11, 2007. The fair value of these warrants increased up to December 31, 2007 but decreased in value during the quarter ended March 31, 2008. A fair value loss of $ 184,057 has been recorded for the quarter.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company's access to exploration financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding in order for the Company to meet its planned business objectives.

At March 31, 2008, the Company had working capital of approximately $53.4 million, which is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months. The Company will need to raise additional funds to complete its Hollister and Burnstone developments, that being through debt financing or further capital raising.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

As part of the financing of the BEE transaction, done through Investec, Great Basin was allocated project funding to the value of $56.7 million (R400 million) with no hedging obligations attached to it. The Company is able to decide if it will make use of these facilities and will be able to draw down this funding in two tranches of $28.8 million (R200 million) each should the funding be taken up by the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

The term for each tranche of this funding facility is 7 years with quarterly repayments commencing 24 months after the first draw down. Interest will be capitalized and is payable on a quarterly basis at a rate of JIBAR plus a margin of 2.25% . These facilities will be used to fund the Burnstone Project as and when necessary. The Company is under no obligation to make use of this facility and is currently assessing various financing options.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

At March 31, 2008, Great Basin had working capital of approximately $53.4 million, as compared to $78.2 million at December 31, 2007. The Company has no debt.

At March 31, 2008, the Company had 204,508,931 common shares issued and outstanding. As of the date of this MD&A the only material change to the number of shares outstanding refers to the issuance of 4.9 million shares to the former shareholders of Rusaf Gold Limited, which were issued in terms of the acquisition agreement entered into on February 14, 2008 and closed on April 1, 2008.

1.8 Off-Balance Sheet Arrangements

On October 1, 2007 Investec advanced an amount of ZAR 200 million to Tranter Burnstone for the exclusive purpose of subscribing for the Southgold shares. The security for the loan comprised amongst others a loan guarantee in terms of which N5C Resources Inc, N6C Resources Inc or Rodeo Creek Gold Inc (all wholly-owned subsidiaries of the Company) is obliged in the event of default by Tranter Burnstone on any of its interest repayments to Investec at any time in the first four years to lend not more than ZAR 80 million to Tranter Burnstone (Refer 1.2.2) . This guarantee pertains only to the interest accrued on the amount advanced by Investec to Tranter and will not exceed ZAR 80 million.

1.9 Contractual obligations

Payments due by period
		Less than		3-5	More than 5
	Total	one year	1 to 3 years	years	years
Contractual obligation	US$5 million	Nil	US$5 million	Nil	Nil
Long term debt obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	US$5 million	Nil	US$5 million	Nil	Nil

The Company signed an agreement, effective November 14, 2007, whereby the Company earns 80% interest in all the hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by CW Properties LLC, based in Talkeetna, Alaska, USA.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately US$2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

1.10 Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company and has certain directors in common with the Company.

During the three months ended March 31, 2008, the Company paid HDI $214,225, compared to $258,839 during the same period in fiscal 2007, for services rendered. The Company also paid HDI a $350,000 termination fee during this period for the cancellation of the management contract.

During the period ended March 31, 2008, the Company paid $1,807 (2007 – $8,879) to a private company owned by a director, for engineering and project management services.

The Company paid $23,011 (2007 – $72,732) during the period ended March 31, 2008 to a private company which has certain directors in common with the Company. The Company used to rent its premises from the private company pursuant to a cost-sharing arrangement with no profit element involved.

During the period ended March 31, 2008 the company provided Tranter Gold with certain accounting and administrative services at rates negotiated at arm’s length with the Company. Amount receivable for such services provided during the period ended March 31, 2008 was $14,566.

1.11 Fourth Quarter

Not applicable.

1.12 Proposed Transactions

None.

1.13 Critical Accounting Estimates

The Company's accounting policies are presented in note 4 of the most recent annual consolidated financial statements and a description of a change in accounting policy is set out in 1.13 of this document. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements.

These estimates include:

  mineral resources and reserves
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the valuation of stock-based compensation expense,
  the estimation of asset retirement obligations,
  the valuation of warrants, and
  the determination of valuation allowance for future income taxes.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

(a)	Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment. The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties.

The value of the common shares issued is the fair market value, based on the trading price of the shares at the agreement and announcement date, pursuant to the terms of the relevant agreement. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

The carrying value of property, plant and equipment are considered in terms of the remaining useful life of the particular asset. These estimates are done by engineers in accordance with their knowledge and experience in the mining industry. Re-assessment of the remaining useful life could cause a significant change in the carrying value initially recorded for property, plant and equipment.

(b)	Site reclamation costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

(c)	Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

(d)	Warrants

The Company grants share purchase warrants as part of its capital raising and under the conclusion of business transactions. The Company uses the Black-Scholes option pricing model to estimate a value for these warrants. This model, and other models which are used to value the warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the fair value attributed to warrants issued in a period.

(e)	Future income taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

1.14 Changes in Accounting Policies including Initial Adoption

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Section 1506 - Accounting Changes

This Section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors.

As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information.

(b) Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard the Company is required to disclose the following, based on the information provided internally to the entity’s key management personnel:

(i)	summary quantitative data about what it manages as capital
(ii)	qualitative information about its objectives, policies and processes for managing capital,

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject.
(iv)	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(c) Section 3031 – Inventories

The Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formula that is used to assign costs to inventories.

(d) Section 3862 – Financial Instruments – Disclosures

This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;
(ii)	designating financial assets as available-for-sale; and
(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

(e) Amendments to Section 1400 - Going Concern

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Management assessed the Company’s net asset value, forecasted cash flow resources and future commitments and is confident that the Company will continue as a going concern.

1.15 Financial Instruments and Other Instruments

Please refer to Section 1.14 above.

The Company used the Black-Scholes option pricing model to estimate the fair value of its financial instruments held-for-trading. On date of grant the warrants had an estimated fair value of $937,365, which was revalued to its fair value of $833,000 on December 31, 2007. The fair valued on December 31, 2007 was based on expected volatility of 72.5%, risk free interest rate of 5%, dividend of nil, remaining life of approximately 5 years and an exchange rate of $2.15:1GBP. The warrants were fair valued on March 31, 2008 based on and expected volatility of 69.9%, risk free interest rate of 3.42%, dividend of

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

nil, remaining life of approximately 5 years and an exchange rate of $2.04:1GBP. The unrealized loss of $204,464 is reported in the current period net loss.

1.16 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.16.1 Disclosure of Outstanding Share Data

The following details the share capital structure as at May 9, 2008, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				211,771,428

Share purchase options	December 19, 2008	$1.62	1,490,000
	March 31, 2009	$2.07	1,184,668
	March 31, 2009	$2.45	180,000
	April 30, 2009	$2.07	47,500
	April 30, 2009	$2.45	249,000
	April 18, 2010	$2.68	1,212,000
	December 31, 2010	$1.14	400,000
	April 30, 2011	$2.45	1,255,000
	November 8, 2011	$2.45	90,000
	April 18, 2012	$2.68	2,297,000
	July 5, 2010	$2.77	720,000
	August 22, 2010	$2.10	305,000
	September 4, 2010	$2.24	150,000
	September 11, 2010	$2.54	175,000
	November 9, 2010	$3.12	680,000
	February 4, 2011	$3.00	2,580,003
	February 18, 2011	$2.95	50,000
	March 31, 2011	$3.57	570,000
	April 10, 2011	$3.60	2,145,000
	April 10, 2013	$3.60	1,603,500	17,383,671

Warrants
	April 20, 2009	$3.50	28,750,000
	September 30, 2010	ZAR21.78	1,684,312
				30,434,312
Fully diluted shares				259,589,411

* - In February 2007, the exercise price of the warrants was changed from US$1.80 to the South African Rand equivalent on February 15, 2007, that being ZAR12.90.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2008

1.16.2 Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company reviews its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

There have been no significant changes in disclosure controls and procedures during the period ended March 31, 2008, that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.16.3 Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

There have been no significant changes in internal controls over financial reporting that have materially affected or are reasonably likely to affect its internal control over financial reporting during the period ended March 31, 2008.